UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission file number: 001-41884

SRIVARU Holding Limited

3rd Floor, Genesis House, Unit 18, Genesis Close, George Town,

P.O. Box 10655

Grand Cayman, KY1-1006

Cayman Islands

+1 (888) 227-8066

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Settlement of Litigation

SRIVARU Holding Limited (the “Company”) announces that it has entered into a settlement agreement to resolve litigation previously pending in the Supreme Court of the State of New York, County of New York, brought by Sabby Volatility Warrant Master Fund Ltd. (“Sabby”).

The litigation arose from a dispute regarding the interpretation and application of certain contractual provisions relating to the issuance of ordinary shares. Sabby asserted that the Company was obligated to issue additional shares, while the Company maintained that the number of shares demanded exceeded the amount required to be issued under the applicable agreements.

Following arm’s-length negotiations, the parties reached a mutually acceptable settlement to resolve the matter. The settlement avoids the uncertainty, time, and expense associated with continued litigation and was entered into without any admission of wrongdoing, fault, or liability by any party. The parties are satisfied with the resolution and are pleased to put the matter behind them

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SRIVARU Holding Limited

Date: February 2, 2026	By:	/s/ Mohanraj Ramasamy
Mohanraj Ramasamy
Director